Exhibit 99.4

PRESS RELEASE

Teleperformance announces proposed acquisition of Majorel

Paris, April 26, 2023 – Teleperformance, a global leader in digital business services, today announced its proposed voluntary cash and share offer for all shares in Majorel (the “Shares”). Teleperformance offers €30 per share1 for a total consideration of €3bn. The Majorel shareholders can also elect to receive Teleperformance shares at an exchange ratio of 0,1382 Teleperformance share for each Majorel share, up to a maximum of €1bn in Teleperformance shares.

Majority shareholders in Majorel, (i) Bertelsmann Luxembourg S.ar.l. (“Bertelsmann”) and (ii) Saham Customer Relationship Investments Limited and Saham Outsourcing Luxembourg S.ar.l. (together, “Saham”) have each irrevocably committed to tender their shares in Majorel and will each elect to receive Teleperformance shares instead of cash within the above limit, with the total number of Teleperformance shares depending on the election of other shareholders.

The management board and the supervisory board of the Company welcome the Offer and, at this time, they consider it to be in the best interest of the Company, its shareholders, employees and other stakeholders.

This transaction is in line with Teleperformance’s ‘Cube’ strategy – building adjacent lines of businesses, creating deeper industry domain expertise, and scaling up complementary geographies.

The Teleperformance-Majorel combination creates an approximately US$12bn2 revenue digital business services leader with a strong presence in all major economies of world. The strategic highlights of the combination include:

•	Complementary capabilities in a number of geographies – Teleperformance’s strength in servicing the Americas is complemented by Majorel’s strength in Europe;

•	Scaled up leading presence in Asia-Pacific and Africa;

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Deepening of expertise across verticals with a highly diversified client portfolio, including Technology, Banking & Financial Services, Insurance, Travel, Energy & Utilities, Retail & FMCG, Government Services and Automotive verticals;

•	Further scale and capabilities in Trust & Safety;

•	Creating a significant management depth;

•	Broad portfolio of digital transformation services;

•	A proforma 2022 EPS accretion in the first year before synergies and double-digit EPS accretion including run-rate cost synergies;

[1]

Ex-dividend for 2022. Bertelsmann and Saham are supporting a dividend payment for 2022 to all Majorel shareholders at the AGM in June 2023 for a maximum of €0.68/share, the mid-point of the guidance range of 30-50% of 2022 Group Profit.

[2]	Based on a combined brokers’ consensus of €10.9bn for 2023, at an exchange rate of 1.10.

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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•	In addition, material synergies expected in the range of €100-150m, through higher efficiencies, increased scale, enhanced potential for new product development, and sharing of best practices;

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Maintaining financial flexibility with a leverage of c.1.8x proforma 2023 EBITDA and Teleperformance expects its BBB rating to remain unchanged, allowing Teleperformance to remain proactive on future acquisition opportunities; and

•	Achieving Teleperformance’s 2025 objective of €10bn in revenues 2 years in advance.

Commenting on the transaction, Daniel Julien, Chairman and CEO of Teleperformance, said: “Majorel and Teleperformance’s consolidation constitutes a strong promise for all stakeholders invested in the global digital business services market:

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For all existing and potential clients: At the closing of the deal, thanks to the complementary capabilities of our two groups, clients will benefit from a unified leading, high-quality force operating in all the key markets around the world: the Americas, Europe, India, Asia-Pacific, Middle East and Africa.

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For all managers and employees of the two groups: We are a “high touch, high tech business”. We leverage technology to augment our people resources. Both companies are driven by shared common values, the signature of the “UN Global Compact”, and our commitment to be certified as “best places to work”, and we will offer significant career development opportunities all around the world.

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For all existing and potential investors: This is an immediate win-win deal for the shareholders of both groups, and the common commitment of the leadership of both groups is to supercharge our creation of value.”

Thomas Mackenbrock, CEO of Majorel, said: “Becoming part of the TP family is the next natural step in our journey. These are exciting prospects for our clients and team members to join forces with the Teleperformance team that has paved the way in global digital services in the last four decades. We share the same core values and believe that this new combination will provide many opportunities for all stakeholders.”

Moulay Mhamed Elalamy, CEO of Saham and Chairman of the Supervisory Board of Majorel, said: “Saham has been invested in the CX industry for over 25 years and has enjoyed an exceptional partnership with Bertelsmann. Throughout this time, Majorel has experienced extraordinary growth, and we are delighted that, for the next phase of our journey, Majorel will unite with Teleperformance, which shares our core values and vision. With strong confidence, we entrust our valued clients and dedicated employees to the combined entity. Saham is looking forward to being part of the continued journey and growth story that lies ahead.”

Thomas Rabe, Chairman and CEO of Bertelsmann, said: “Majorel has been a fantastic entrepreneurial success story from the very beginning. In the four years since it was founded, Majorel’s revenues alone have nearly doubled. Bertelsmann is proud to have shaped Majorel with our partner Saham and to now take this strategic step to sell its shares in Majorel to Teleperformance, a great new home for our employees and customers.”

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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The key transaction details are as follows:

•	Teleperformance intends to launch, in the Netherlands, a voluntary public offer to acquire all issued and outstanding shares of Majorel,

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Each Majorel shareholder will have the option to receive a full payment in cash for €30 per share (ex dividend 2022) or alternatively elect to receive Teleperformance shares based on an exchange ratio of 0,1382 Teleperformance share for each Majorel share tendered up to a maximum of 1/3 of the share capital of Majorel (leading to a maximum issuance of 4.6m Teleperformance shares). If the number of Majorel shares tendered for exchange into Teleperformance shares is in excess of the maximum, tender orders will be scaled down on a pro rata basis and shareholders will receive the balance in cash (at €30 per share),

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Bertelsmann and Saham, each holding 39.49% of the shares and voting rights of Majorel, have irrevocably committed to tender all their shares to the offer and committed to elect to receive Teleperformance shares as consideration and could receive between 3.7m and 4.6m Teleperformance shares (between c.5.7% and c.7.2% of Teleperformance post transaction), depending on elections by other Majorel shareholders, with the balance of the consideration paid in cash..

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Each of Bertelsmann and Saham committed to a staggered lock-up period for the Teleperformance shares it will receive over a period of 12 months (one-third of the shares to be released from lock-up every 3 month as from 6 months after closing)

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Bertelsmann and Saham are supporting a dividend payment for 2022 to all Majorel shareholders at the AGM in June 2023 up to an amount of €0.68/share, the mid-point of the guidance range of 30-50% of 2022 Group Profit.

•

Teleperformance has received financing commitments on a ‘certain funds’ basis from its banks in an amount of EUR 2,050,000,000 in order to fully finance the cash payment and transaction costs. The share component of the consideration will be funded through the issuance of a maximum of 4,608,295 shares in Teleperformance under Teleperformance’s existing share issue authorization.

The commencement of the Offer is subject to the satisfaction or waiver of pre-offer conditions, being:

•	the AFM (Dutch Authority for the Financial Markets) having approved the offer memorandum;

•

no notification having been received from the AFM stating that pursuant to section 5:80 of the Dutch Financial Services Act (DFSA), investment firms would not be allowed to cooperate with the settlement of the offer; and

•	no order, stay, judgment or decree having been issued prohibiting the making of the offer.

The consummation of the any offer will be subject to the satisfaction or waiver of offer conditions, being:

•	clearances from the relevant regulatory authorities;

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the AMF (French Authority for the Financial Markets) having approved the prospectus for the issue of the shares elected by the shareholders of Majorel as part of the offer consideration, if such prospectus is required under applicable law;

•	no notification having been received from the AFM stating that pursuant to section 5:80 of the DFSA, investment firms would not be allowed to cooperate with the settlement of the offer;

•	no order, stay, judgment or decree having been issued prohibiting the making of the offer.

The offer will not be subject to a minimum acceptance threshold.

The full details of the offer, when made, will be included in an offer memorandum that will be made available to all Majorel shareholders. Teleperformance anticipates that the offer will be presented to Majorel shareholders within 3 to 4 months from the date hereof.

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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Teleperformance intends to acquire all shares of Majorel with a view to proceed to delisting of Majorel. In such context, Teleperformance may, following settlement of the offer, initiate squeeze-out proceedings or other measures to obtain all shares of Majorel or all its assets and operations.

BNP Paribas, Crédit Agricole Corporate and Investment Bank and Société Générale are acting as financial adviser to Teleperformance, and are financing the transaction. White&Case, Ginestié Magellan Paley-Vincent, Linklaters and Latham & Watkins are acting as legal advisers to Teleperformance.

ANALYST AND INVESTOR INFORMATION MEETING

Wednesday, April 26, 2023 at 2:00 p.m. CET

The announcement of the acquisition will be presented at virtual meeting on Wednesday, April 26, 2023 at 2:00 p.m CET. The presentation will be available live or for delayed viewing at:

https://channel.royalcast.com/landingpage/teleperformance/20230426_1/

All the documentation related to the announcement is available on http://www.teleperformance.com at: https://www.teleperformance.com/en-us/investors/publications-and-events/other-events/

Disclaimer

Certain information included in this press release are not historical facts but are forward-looking statements. These forward-looking statements are based on current beliefs, expectations and assumptions, including, without limitation, assumptions as to the potential combination of Teleperformance with Majorel, and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results or other events, to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date of this press release and Teleperformance expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements included in this press release to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Such forward-looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performance and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Teleperformance. The forward-looking statements included in this press release do not include any assumption for a further significant deterioration in market conditions or the current geopolitical situation. These risks and uncertainties include those discussed or identified under section 2.1 of the Universal Registration Document of Teleperformance, filed with the French Autorité des Marchés Financiers (AMF) on 27 February 2023 and available on the Teleperformance’s website (www.teleperformance.com) and the AMF’s website (www.amf-france.org).

This press release is issued pursuant to the provisions of section 17 paragraph 1 of the European Market Abuse Regulation, as well as Section 4, paragraphs 1 and 3, section 5 paragraph 2 and section 7 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by Teleperformance for all the issued and outstanding ordinary shares in the capital of Majorel.

This press release is for information purposes only and does not, and shall not, constitute an offer to sell or a solicitation of an offer to buy or subscribe any securities of Teleperformance or Majorel nor a solicitation to offer to purchase or to subscribe securities of Teleperformance or Majorel in any jurisdiction, including in France and the Netherlands. Any offer will be made only by means of an offer memorandum.

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Teleperformance disclaims any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Teleperformance nor any of its advisors assumes any responsibility for any violation of any of these restrictions. Any Majorel shareholder who is in any doubt as to his or her position should consult an appropriate professional advisor without delay.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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ABOUT TELEPERFORMANCE GROUP

Teleperformance (TEP – ISIN: FR0000051807 – Reuters: TEPRF.PA - Bloomberg: TEP FP), a global leader in digital business services, serves as a strategic partner to the world’s largest companies in many industries. It offers a One Office support services model including end-to-end digital solutions, which guarantee successful customer interaction and optimized business processes, anchored in a unique, comprehensive high touch, high tech approach. More than 410,000 employees, based in 91 countries, support billions of connections every year in over 300 languages and 170 markets, in a shared commitment to excellence as part of the “Simpler, Faster, Safer” process. This mission is supported by the use of reliable, flexible, intelligent technological solutions and compliance with the industry’s highest security and quality standards, based on Corporate Social Responsibility excellence. In 2022, Teleperformance reported consolidated revenue of €8,154 million (US$8.6 billion, based on €1 = $1.05) and net profit of €645 million.

Teleperformance shares are traded on the Euronext Paris market, Compartment A, and are eligible for the deferred settlement service. They are included in the following indices: CAC 40, STOXX 600, S&P Europe 350, MSCI Global Standard and Euronext Tech Leaders. In the area of corporate social responsibility, Teleperformance shares are included in the CAC 40 ESG since September 2022, the Euronext Vigeo Euro 120 index since 2015, the EURO STOXX 50 ESG index since 2020, the MSCI Europe ESG Leaders index since 2019, the FTSE4Good index since 2018 and the S&P Global 1200 ESG index since 2017.

For more information: www.teleperformance.com Follow us on Twitter: @teleperformance

CONTACTS

FINANCIAL ANALYSTS AND INVESTORS Investor relations and financial communication department TELEPERFORMANCE Tel: +33 1 53 83 59 15 investor@teleperformance.com	PRESS RELATIONS Europe Karine Allouis – Laurent Poinsot IMAGE7 Tel: +33 1 53 70 74 70 teleperformance@image7.fr	PRESS RELATIONS Americas and Asia-Pacific Nicole Miller TELEPERFORMANCE Tel: + 1 629-899-0675 nicole.miller@teleperformance.com

Teleperformance SE (Societas Europaea). Share capital of €147,802,105. 301 292 702 RCS Paris.

21-25 rue Balzac, 75406 Paris Cedex 08 France. Siret 301 292 702 00059. Code APE 6420Z.

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